SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

ARCADIS N.V.
Translation of registrant's name into English

Utrechtseweg 68, 6812 AH Arnhem, The Netherlands
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F _

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Dated: March 14, 2001

By: ______________

George J.H. Kroon
Treasury Manager

ARCADIS

Infrastructure, buildings, environment, communications

ARCADIS NV
Utrechtseweg 68
P.O. Box 33
6800 LE Arnhem
The Netherlands
Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis.nl

PRESS RELEASE

ARCADIS ANNOUNCES FULL YEAR 2001 RESULTS

Arnhem, The Netherlands, March 14, 2002 -- ARCADIS (Nasdaq:ARCAF; Euronext:ARCAD) today announced its results for the fourth quarter and full year 2001 period, reflecting sustained growth in profitability despite difficult economic circumstances.

Net Income – 2001 Full-Year Period

Full year net income before extraordinary items and before amortization of goodwill grew by 12% to EUR 23.2 million. Net income per share amounted to EUR 1.14, an increase of 10%. The growth in net income is primarily attributable to autonomous developments and is fully in line with ARCADIS' financial goals as set out in the revised strategy in 2000. Operating margins (operating income as a percentage of net revenue) improved to 6.9% from 6.4%, also in line with the Company's financial goals.

During the year under review, the Company booked an extraordinary gain of EUR 2 million, or EUR 0.10 per share, reflecting the balance of an extraordinary gain resulting from the book profit on the sale of a non-consolidated company and an extraordinary charge resulting from a restructuring of the Company's property valuation activities in the Netherlands. Including this extraordinary gain, and after goodwill, net income for the full year 2001 increased 21% to EUR 25.1 million from EUR 20.7 million a year ago, while net income per share amounted to EUR 1.24, a 19% increase from net income per share of EUR 1.04 last year.

Management proposes to raise the cash dividend to EUR 0.44 per share, compared to EUR 0.39 per share for 2000 (+13%). Calculated against the closing price of ARCADIS shares on Euronext in 2001, of EUR 9.35, the dividend yield amounts to 4.7%.

Key figures

As of 2001, goodwill paid on acquisitions will be capitalized and written off over the economic lifetime of the asset. As almost no acquisitions were completed in 2001, the effect on the results is almost negligible.

Amounts in millions of euros unless otherwise stated

	Q4-2001	Q4-2000	Increase	FY-2001	FY-2000	Increase
Gross revenues	216	218	-1%	797	776	3%
Operating income	12.5	11.5	9%	38.8	35.2	11%
Net income, excl. goodwill, excl. extraordinary items	**8.1**	**7.2**	**12%**	**23.2**	**20.7**	**12%**
Net income per share excl. goodwill, excl. extraordinary items (in EUR)	**0.40**	**0.37**	**11%**	**1.14**	**1.04**	**10%**
Net income incl. goodwill, incl. extraordinary items	8.1*	7.2	11%	25.1*	20.7	21%
Net income per share incl. goodwill, incl. extraordinary items (in EUR)	0.40	0.37	11%	1.24	1.04	19%

*) This includes EUR 0,1 million for amortization of goodwill and an extraordinary gain of EUR 2 million for the full year period.

Gross Revenue – 2001 Fourth Quarter

Gross revenue during the quarter was EUR 216 million, versus EUR 218 million a year ago, reflecting a 2% negative effect from exchange rate fluctuations caused by the decline of the value of the US Dollar and the Brazilian Real against the euro and negligible contributions from acquisitions. Autonomous growth amounted to 1% due primarily to a continuing decline in property valuations in the Netherlands which began in the 2001 first quarter, while in the fourth quarter of last year these activities were running at full capacity. Fourth quarter revenues were also impacted by a sharp decline in telecommunications activities in the United States. The restructuring of the Company's Dutch property valuation activities was completed in the fourth quarter of 2001, while the Company's capacity in the telecommunications activities in the United States was adjusted to match the lower market demand for services in this segment. Growth in the infrastructure and environmental segments remained strong. During the quarter, the Company divested its 35%-participation in SAGEOS and converted it into a structural cooperation agreement, aimed at knowledge exchange and at servicing mutual multinational clients. The divestment had no effect on the results.

Gross Revenues – 2001 Full-Year Period

Full year 2001 gross revenue increased by almost 3%. The growth resulted almost exclusively from autonomous sources. For the full year period, exchange rate fluctuations amounted to a positive 0.5%. This was offset by an almost equal decline resulting from acquisitions, caused by the sale of the environmental contracting activities in the Netherlands, which could not be fully offset by acquisitions in the United States and Brazil. Revenues were also affected by the Company's decision to reduce its presence in marginally profitable activities. Excluding the abovementioned decline in real estate valuation activities in the Netherlands, autonomous growth for the full year amounted to 5%.

With an increase of almost 11% for the full-year period, operating income developed favorably. The main contributors to operating income growth were North and South America. In the United States, good results were achieved in the infrastructure and environmental markets, while in South America the strong improvement of results in Chile was an important factor. The Netherlands also contributed to the improved operating income, mainly as a result of the higher level of activity in the infrastructure sector. The contribution from the Company's Dutch operations was, however, modest due to the lower activity level in property valuations.

In 2001 39% of ARCADIS' revenues were derived from North and South America (2000:38%), 38% from the Netherlands (2000: 39%), 18% from other European countries (2000: 18%), and 5% from other countries (2000: 5%).

The balance sheet improved and solvency (group equity as a percentage of balance sheet total) improved to 42.2% at year-end 2001, versus 37.4% at year-end 2000. Cash flow, defined as net income plus depreciation, grew from EUR 38.7 million in 2000 to EUR 40.6 million in 2001. Because of the Company's successful policy to curb working capital needs, total cashflow (including changes in working capital) was maintained at the same high level of EUR 50 million.

Commenting on the year-end 2001 results, Chairman and CEO Harrie Noy stated: "Despite the worsening economic circumstances in 2001, we were able to achieve our net income target. This demonstrates that the spread of our activities accross both markets and geographies is a solid basis for stable profit growth. The margin improvement achieved in 2001 shows that our revised strategy, which focuses on higher value added activities and divesting less profitable operations, is starting to bear fruit. The strong autonomous growth which we achieved in the infrastructure and environmental markets is especially pleasing. The excellent position the Company has in those markets forms a strong basis for further successful implementation of our strategy."

Market developments

At the beginning of 2001, ARCADIS finetuned its breakdown of activities along four major market segments: infrastructure, environment, buildings and communications. Based on these changes, the comparative figures for 2000 have also been adjusted.

Infrastructure

Gross revenue in the infrastructure segment grew by almost 13% in 2001 and as a result this was the fastest growing segment within ARCADIS. Of total revenues, 47% was generated by this segment (2000: 43%). The growth was achieved in almost all countries where the Company is active. In the Netherlands, large new infrastructure projects such as the highspeed railway line from Amsterdam to Paris and the freight railway line (Betuweroute) from Rotterdam to Germany generated significant revenues. In addition, growth was derived from improvements in existing rail infrastructure. The intensified level of cooperation between the different disciplines within the Company's Dutch operations resulted in the acquisition of more and larger projects at the municipal level. The Company signed a cooperation agreement with Delta Lloyd Real Estate for the re-development of industrial areas and housing estates. In the United States, growth in the infrastructure market amounted to more than 40%. Slightly more than half of this increase was the result of the acquisition, in the fourth quarter of 2000, of WSBC, a company specialized in infrastructure based in Houston, Texas. Most of the Company's European operations grew their infrastructure revenues as well. In the fourth quarter, the Company signed a 10-year contract in Belgium for the development of infrastructure in the Antwerp region. In Chile, strong growth in the infrastructure segment contributed to the firm's recovery, while in Brazil growth was achieved in the rapidly expanding market for energy infrastructure.

Buildings

Gross revenue in the buildings segment declined by 20%. As a result, the contribution of this segment to total revenues declined to 13% (2000: 17%). In the Netherlands, the decline was caused by a focus on activities with a higher added value. In Germany, market circumstances remained poor and less profitable activities were stopped. In Belgium and Spain, market circumstances were favorable. In Belgium the Company took advantage of the strong tendency towards outsourcing by industrial clients, while in Spain revenues increased based on the Company's capability to deliver turnkey solutions.

The decline in the American economy was a strong negative influence, as demonstrated by delays in investments in industrial expansions. This resulted in a sharp decline of activities, which was exacerbated by the completion of a number of large turnkey projects.

Environment

Despite the sale of the composting and environmental contracting activities in the Netherlands, 8% growth was achieved in the environmental segment. Of total revenues 29% was generated in this segment (2000: 28%). The majority of the growth was achieved in the United States, where the Company's leading position in the soil and groundwater remediation market allowed it to further extend its market share. The stronger trend among industrial clients to outsource their non-core activities also contributed to this growth. Our GRiP™ program (Guaranteed Remediation and Insurance Program), which was introduced a few years ago, continued to develop well and contributed to the increase in turnkey remediation projects. This program is now also embraced by the federal government, as a result of which new opportunities arise for the remediation of military complexes and other government sites. In the third quarter, a small environmental consultancy, Hidro Ambiente, was acquired in Brazil. Through this expansion of our skills in Brazil and with help from the United States, the Company will be able to profit from the growing environmental market in Brazil. In the Netherlands ARCADIS achieved autonomous growth in environmental activities, also because of the government's strong emphasis on compliance issues. In Belgium, substantial growth was realized, particularly in the private sector. In developing countries, the increased attention for the green environmental solutions yielded additional revenues.

Communications

Gross revenue in this segment declined by 12%; of total revenues 11% came from this segment (2000:12%). The main cause for this decline was the strong downturn in property valuations in the Netherlands. As a result, staff capacity has been adjusted to the lower market demand and new types of service are in development which make the Company less vulnerable to the cyclical character of this market. In telecommunications, ARCADIS experienced a strong decline in market demand in the fourth quarter in the United States. As a result of this development, the reported growth in this sub-segment through the third quarter, turned into a decline of 6% for the full year period. European telecom activities witnessed growth in the Netherlands and Germany, although weakened demand was experienced in the fourth quarter. As a result of the growing need for digital exchange and analysis of information, a growing demand for geographical information systems and data development was noticeable. In Spain and the Netherlands, the Company's revenues in this activity grew.

Outlook

The developments which took place in 2001 have led to insecurity in world markets. The effect of these changing economic circumstances on the infrastructure market is expected to be limited. In this market segment, ARCADIS is active in long-term projects, predominantly for public sector clients. Budgets for these projects have already been earmarked. Although some concern has risen in relation to future infrastructure budgets, particularly in the United States, the Company believes investments in infrastructure remain necessary in most of the countries in which ARCADIS is active. Based on ARCADIS' strong position, further growth of environmental market share is possible as demonstrated in the past year. The growing tendency among industrial clients to outsource non-core activities also offers opportunity for growth. Even though no major improvement in market circumstances is expected to occur in the telecommunications market before 2003, growth may be possible through first mile projects and outsourcing of networks by telecom operators. Due to the lower level of telecom and real estate valuation activities, the autonomous growth of gross revenue in the first half of 2002 will be limited.

Chairman Harrie Noy concludes: "Also under the changed market circumstances we continue to focus our efforts at improving our profitability, based on the revised strategy which we started implementing more than a year ago. To compensate for the lack of growth in certain segments, primarily telecom and buildings, new initiatives have been started which we expect to contribute to profitable growth as of 2003. In addition to further margin improvement, we have assigned a high priority in 2002 to further expansion of the Company through acquisitions. Depending on the pace of the economic recovery in the second half of the year and barring unforeseen circumstances, we expect net income for 2002 to grow by 5 to 10% over 2001 levels. This is excluding the effect of possible acquisitions."

ARCADIS is a leading, global, knowledge-driven service provider, active in the fields of infrastructure, buildings, environment and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate EUR 800 million in annual revenues. There are 8,000 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions that assure your success.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These and other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten, *31-26-3778604, e-mail: j.slooten@arcadis.nl

-- tables follow --

ARCADIS NV -- CONSOLIDATED STATEMENT OF INCOME IN EUR

Amounts x 1 million, except per share amounts) Amounts in accordance with NL-GAAP	Fourth quarter 2001	Fourth Quarter 2000	Full year 2001	Full year 2000
Gross revenues	215.6	217.5	797.4	776.2
Materials, services of third parties	70.2	69.1	234.0	225.3
Net revenues	145.4	148.4	563.4	550.9
Operational cost	128.9	131.7	509.2	497.8
Depreciation	4.0	5.2	15.4	17.9
Operating income	12.5	11.5	38.8	35.2
Financing income/expenses net	(0.7)	(1.1)	(2.6)	(3.3)
Income before taxes	11.8	10.4	36.2	31.9
Taxes	(3.6)	(3.1)	(12.5)	(11.2)
Income after taxes	8.2	7.3	23.7	20.7
Income from non-consolidated companies	0.2	0.2	0.5	0.8
Group income after taxes	8.4	7.5	24.2	21.5
Amortization goodwill	(0.1)	-	(0.1)	-
Minority interest	(0.2)	(0.3)	(1.0)	(0.8)
Net income excluding extraordinary items	8.1	7.2	23.1	20.7
Extraordinary items after taxes	0.0	-	2.0	-
Net income	8.1	7.2	25.1	20.7
Net income excluding amortization goodwill and excluding extraordinary items	8.1	7.2	23.2	20.7
Net income per share 1)	0.40	0.37	1.24	1.04
Net income per share excl. extraordinary items	0.40	0.37	1.14	1.04
Number of shares outstanding (in thousands)	20,285	20,275	20,285	20,275

1) Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV -- CONSOLIDATED STATEMENT OF INCOME IN US$

Amounts x 1 million, except per share amounts Amounts in accordance with NL-GAAP		Fourth quarter 2001	Fourth quarter 2000	Full year 2001	Full year 2000
Gross revenue		193.0	188.7	713.2	713.2
Materials, services of third parties		62.7	60.0	209.0	206.4
Net revenue		130.3	128.7	504.2	506.8
Operational cost		115.5	114.2	455.7	458.2
Depreciation		3.6	4.6	13.8	16.5
Operating income		11.2	9.9	34.7	32.1
Financing income/expenses net		(0.7)	(0.9)	(2.4)	(3.0)
Income before taxes		10.5	9.0	32.3	29.1
Taxes		(3.2)	(2.7)	(11.1)	(10.3)
Income after taxes		7.3	6.3	21.2	18.8
Income from non-consolidated companies		0.2	0.2	0.5	0.8
Group income after taxes		7.5	6.5	21.7	19.6
Amortization goodwill		(0.1)	-	(0.1)	-
Minority interest		(0.2)	(0.2)	(0.9)	(0.7)
Net income excluding extraordinary items		7.2	6.3	20.7	18.9
Extraordinary items after taxes		0.0	-	1.7	-
Net income		7.2	6.3	22.4	18.9
Net income excluding amortization goodwill and excluding extraordinary items		7.2	6.3	20.7	18.9
Net income per share 1)		0.35	0.31	1.10	0.94
Net income per share excl. extraordinary items		0.35	0.31	1.02	0.94
Number of shares outstanding (in thousands)		20,285	20,275	20,285	20,275
Dollar exchange rate 1st quarter	EUR 1=			$ 0.92	$ 0.99
Dollar exchange rate 2nd quarter	EUR 1=			$ 0.87	$ 0.93
Dollar exchange rate 3rd quarter	EUR 1=			$ 0.89	$ 0.90
Dollar exchange rate 4th quarter	EUR 1=			$ 0.90	$ 0.87

1) Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV

CONSOLIDATED BALANCE SHEET IN EUR

Amounts x 1 million Amounts in accordance with NL-GAAP	December 31, 2001	December 31, 2000
ASSETS		
Fixed assets	51.8	58.2
Current assets	258.2	240.6
TOTAL	310.0	298.8
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities	144.0	149.6
Long term debt	22.0	23.1
Provisions	13.1	14.4
Total equity	130.9	111.7
TOTAL	310.0	298.8

CHANGES IN SHAREHOLDERS' EQUITY IN EUR

Amounts x 1 million Amounts in accordance with NL-GAAP	
Shareholders' equity at January 1, 2001	107.3
Changes:	
Net income current year	25.1
Set aside dividend	(8.9)
Stock purchase plans	0.1
Exchange rate differences	2.1
Adjustments on paid goodwill 2000	(0.8)
Revaluation reserve real estate	(0.1)
Shareholders' equity at December 31, 2001	124.8

ARCADIS NV -- CONSOLIDATED BALANCE SHEET IN US$

Amounts x 1 million Amounts in accordance with NL-GAAP	December 31, 2001	December 31, 2000
ASSETS		
Fixed assets	45.6	54.1
Current assets	227.6	223.9
TOTAL	273.2	278.0
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities	126.9	139.1
Long term debt	19.4	21.5
Provisions	11.5	13.4
Total equity	115.4	104.0
TOTAL	273.2	278.0
Calculated with US dollar rate of EUR 1.00 = US$:	0.88	0.93

CHANGES IN SHAREHOLDERS' EQUITY IN US$

Amounts x 1 million Amounts in accordance with NL-GAAP	
Shareholders' equity at January 1, 2001	99.8
Changes:	
Net income current year	22.4
Set aside dividends	(7.9)
Stock purchase plans	0.1
Exchange rate differences	(3.6)
Adjustments paid goodwill 2000	(0.7)
Revaluation reserve real estate	(0.1)
Shareholders' equity at December 31, 2001	110.0

ARCADIS NV -- CONSOLIDATED CASH FLOW STATEMENT in EUR

Amounts x 1 million	Full year	Full year
Amounts in accordance with NL-GAAP	2001	2000
Net income	25.1	20.7
Depreciation	15.5	18.0
Gross cash flow	40.6	38.7
Net working capital	4.4	13.6
Other changes	4.7	(2.6)
Total operational cash flow	49.7	49.7
Investments (net) in:		
(In)tangible fixed assets	(13.4)	(14.4)
Acquisitions/divestments	(0.1)	(3.8)
Total financing activities	(10.8)	(25.2)
Change in cash and equivalents	25.4	6.3

ARCADIS NV -- CONSOLIDATED CASH FLOW STATEMENT in US$

Amounts x 1 million	Full year	Full year
Amounts in accordance with NL-GAAP	2001	2000
Net income	22.4	18.9
Depreciation	13.9	16.5
Gross cash flow	36.3	35.4
Net working capital	3.9	12.7
Other changes	4.1	(2.5)
Total operational cash flow	44.3	45.6
Investments (net) in:		
(In)tangible fixed assets	(11.8)	(13.4)
Acquisitions/divestments	(0.1)	(3.5)
Total financing activities	(10.0)	(22.8)
Change in cash and equivalents	22.4	5.9